

December 23, 2011

Via Email
Corey Wiegand
President
Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

> **Re: Home Treasure Finders, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-176154**

Dear Mr. Wiegand:

We have reviewed your amended registration statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 6

1. We have reviewed your response to comment 7 in our letter dated November 2, 2011. As previously requested, please revise your dilution table to reflect information as of the most recent financial statement date included in your filing. The most recent financial statement date currently included in your filing is September 30, 2011.

Risk Factors, page 7

2. We reissue comment 2 of our letter dated November 2, 2011. Despite your response that you have deleted disclosures related to prior referral agreements, your disclosure in the last paragraph on page 7 continues to state that you "currently do not have any recurring revenues and have only very [sic] limited number of referral agreements completed."

3. We note your revised disclosure on page 15 in response to comment 8 of our letter dated November 2, 2011. As previously requested, please also disclose that Mr. James Wiegand, a selling shareholder and father of your CEO and majority shareholder, has a history of promoting blank check companies formed for the purpose of entering into reverse mergers or similar transactions.

Use of Proceeds, page 17

4. We have reviewed your response to comment 9 in our letter dated November 2, 2011. Although you have appropriately deducted the offering expenses in arriving at net offering proceeds, we note that the intended uses of those proceeds sum to amounts less than the total net proceeds amounts. Please ensure that you disclose the intended use of all anticipated net proceeds.

Results of Operations, page 23

5. We have reviewed your response to comment 12 in our letter dated November 2, 2011 and your revised disclosures on pages 24 and 25. Although you incurred $41,530 of expenses during the year-to-date interim period ended September 30, 2011, we note that you only describe fiscal 2011 expenses of $16,850 on page 25. Please disclose the nature, purpose, and amounts of the remaining material fiscal 2011 expenses. If the difference represents "consultant tasks," please revise the $0 amount presented on page 25 to reflect the actual amount recorded.

Executive Compensation, page 31

6. Please update your executive compensation disclosure for the fiscal year ended December 31, 2011. For guidance, see Section 217.11 of our Regulation S-K Compliance and Disclosure Interpretations, which is available on our website.

Signatures, page II-6

7. We reissue comment 44 of our letter dated September 6, 2011, and comment 16 of our letter dated November 2, 2011. Contrary to your response, you have not provided all required signatures. Please review Form S-1 and note that there are two separate signature clauses. The first clause is a certification by the registrant, i.e., Home Treasure Finders, Inc., that must be signed by an authorized individual on behalf of the registrant. You have provided this clause and the appropriate signatures. The second clause is a certification that must be signed by the principal executive officer, principal financial officer and principal accounting officer. You have not provided the second clause nor the required officer signatures. Please revise. See Form S-1.

Exhibit 5.1 – Legal Opinion

8. Please revise the opinion to reflect the updated amount of shares being offered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director